May 19, 2014

VIA EDGAR AND OVERNIGHT COURIER

Ms. Mara Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Dominion Gas Holdings, LLC

Registration Statement on Form S-4

Filed April 4, 2014

File No. 333-195066

Dear Ms. Ransom:

This correspondence is being filed by Dominion Gas Holdings, LLC (“we,” “our,” “us,” “Dominion Gas” and the “Company”) in response to the comments set forth in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated May 2, 2014 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). We have revised the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments, which we are filing concurrently with this letter. Amendment No. 1 also incorporates updated financial and other information for the quarter ended March 31, 2014. In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by overnight courier, four clean and marked courtesy copies of Amendment No. 1 reflecting changes to the Registration Statement as filed on April 4, 2014.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the headers from the Comment Letter, and the text of the Staff’s comments in italics below.

Staff Comments and Company Responses

Prospectus Cover Page

1.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth day. See Rule 14d-1(g)(3).

The Company respectfully confirms that the exchange offer will be open at least through midnight on the twentieth business day to ensure compliance with Rule 14d-1(g)(3) of the Securities Exchange Act of 1934, as amended.

2.	Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company respectfully confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424.

3.	Please include on the prospectus cover page the following disclosure:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities, and

•	Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended in connection with resales of the new securities.

In response to the Staff’s comment, the broker-dealer disclosures have been relocated to the cover page of the prospectus in Amendment No. 1.

Inside Front Cover Page of Prospectus

4.	Please provide the information required by subsections 1 and 2 of Item 2 of Form S-4.

In response to the Staff’s comment, the inside front cover page of the prospectus in Amendment No. 1 has been revised.

Industry and Market Data, page ii

5.	We note your statement that “have not independently verified and do not guarantee the accuracy or completeness” of certain information obtained from third party sources. Please revise such statement as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

In response to the Staff’s comment, the prospectus in Amendment No. 1 has been revised on page ii.

Summary, page 1

Competitive Strengths, page 5

6.	Please balance the disclosure in this section by including additional disclosure regarding the risks to you and your business.

In response to the Staff’s comment, the prospectus in Amendment No. 1 has been revised on page 6.

Selected Historical Consolidated Financial Information, page 13

7.	Please include a footnote explaining how you calculated your ratio of earnings to fixed charges.

In response to the Staff’s comment, the prospectus in Amendment No. 1 has been revised on pages 13 and 14. The Company also notes that a detailed calculation of the Ratio of Earnings to Fixed Charges was filed with the Registration Statement as Exhibit 12.1 and an updated detailed calculation to include the first quarter ratios is filed as Exhibit 12.1 in Amendment No. 1.

Risk Factors, page 14

Failure to retain and attract key executive officers, page 19

8.	Please revise this risk factor to identify the key personnel upon whom you depend, expand your disclosure to make the risk more specific to your company, and explain why you face this risk.

In response to the Staff’s comment, the prospectus in Amendment No. 1 has been revised on page 20.

We have a holding company structure in which our subsidiaries conduct…, page 19

9.

We note within your risk factor on page 19 that the ability of your subsidiaries to make distributions to you may be restricted [by several factors.] Please confirm our understanding, based on your disclosures on page 107, that your subsidiaries’ ability to transfer funds to you were not subject to any restrictions as of December 31, 2013. If our understanding is not correct, please provide us with the detail on those restrictions, the amount of restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and how you computed the amount. In addition, if the restricted net assets exceed 25 percent of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

The Company respectfully confirms that its subsidiaries’ ability to make distributions to the Company was not subject to any restrictions as of December 31, 2013 or March 31, 2014.

Business, page 25

10.	Please include disclosure regarding the sources and availability of raw material required by your business. Please see Item 14(a) of Form S-4 and Item 101(c)(iii) of Regulation S-K.

In response to the Staff’s comment, the prospectus in Amendment No. 1 has been revised on pages 32 and 33.

11.	Please include disclosure, to the extent it is material, regarding the importance of all patents, trademarks, licenses, franchises and concessions that you hold. Please see Item 14(a) of Form S-4 and Item 101(c)(iv) of Regulation S-K.

The Company respectfully advises the Staff that the information set forth in Item 101(c)(iv) of regulation S-K is not required because the Company does not hold any material patents, trademarks, licenses, franchises or concessions.

12.	Please include disclosure, to the extent it is material, of the estimated amount you spent during the last three fiscal years on company-sponsored research and development activities. Please see Item 14(a) of Form S-4 and Item 101(c)(xi) of Regulation S-K.

The Company respectfully advises the Staff that the information set forth in Item 101(c)(xi) of Regulation S-K is not required because the Company did not incur any company-sponsored research and development expenses for the years ended December 31, 2013, 2012 and 2011.

Executive and Other Offices, page 26

13.	Please disclose the location and general character of all you and your subsidiaries’ principal physical properties. Please see Item 14(b) of Form S-4 and Item 102 of Regulation S-K.

The Company respectfully advises the Staff that it has described the location and general character of the material properties of its subsidiaries in the following sections of the prospectus: “Summary - Dominion Gas Holdings, LLC – Our Subsidiaries” beginning on page 2 of the prospectus in Amendment No. 1 and in “Business – Overview – Executive and Other Offices” and “– Assets, Properties and Services” beginning on page 28 of the prospectus in Amendment No. 1. In response to the Staff’s comment, the Company has revised these sections to clarify and add details to the disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Liquidity and Capital Resources, page 45

14.	Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. For example, please discuss the impact of your ongoing and future capital projects on your liquidity and capital resources and how you plan to deal with any constraints they pose. Please see Item 14(h) of Form S-4, Item 303 of Regulation S-K, and Release No 33-8350. In addition, please revise your disclosure in “—Results of Operations – Outlook” to elaborate on the bulleted factors, including clarifying the basis for your belief that each identified factor will occur in 2014, describing House Bill 95 and clarifying why the increased costs associated with the construction/operation of growth projects will contribute to net income.

The Company respectfully advises the Staff that it has discussed material topics as required by Item 303 of Regulation S-K in the following sections of the prospectus: “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations – Outlook” on page 45 of the prospectus in Amendment No. 1, “ – Liquidity and Capital Resources (introductory paragraph)” on page 48 of the prospectus in Amendment No. 1, “- Liquidity and Capital Resources – Credit Ratings” on page 51 of the prospectus in Amendment No. 1, “ – Liquidity and Capital Resources – Future Cash Payments for Contractual Obligations and Planned Capital Expenditures” on page 53 of the prospectus in Amendment No. 1, and “– Future Issues and Other Matters” on page 54 of the prospectus in Amendment No. 1. In response to the Staff’s Comment, the Company has revised certain of these sections to clarify and add details to the disclosures.

Also in response to the Staff’s additional comment, the prospectus in Amendment No. 1 has been revised on page 45. As a part of these revisions, the Company has no longer included House Bill 95 as a significant factor. Upon expanding on the items listed, the Company believes it has explained the most significant factors impacting net income for 2014 versus 2013.

15.	Please revise your filing to provide a discussion of fiscal 2011 cash flows as compared to fiscal 2012 cash flows. Refer to the Instructions to paragraph 303(A) of Regulation S-K.

In response to the Staff’s comment, the prospectus in Amendment No. 1 has been revised on pages 49 and 50.

Certain Relationships and Related Party Transactions, page 90

16.	Please disclose the dollar value of each of the related party transactions identified in this section. Refer to Item 404(a) of Regulation S-K.

In response to the Staff’s comment, the prospectus in Amendment No. 1 has been revised on pages 97 and 98. The dollar amounts for the related party transactions referred to in this section are disclosed in the Notes to the Consolidated Financial Statements, and there are cross-references to the Notes to the Consolidated Financial Statements throughout this section. The necessary cross-references in the Administrative Services Agreements and Tax Sharing Agreement sub-sections have now been added.

The Exchange Offer, page 94

Purposes and Effects of the Exchange Offer, page 94

17.	Please revise to include the following representation that must be made to the company: that the party is not engaged in and does not intend to engage in a distribution of the Exchange Note. In addition, in the second bullet, please delete the following language: “in violation of the provisions of the Securities Act.”

In response to the Staff’s comment, the prospectus in Amendment No. 1 has been revised on page 100.

Conditions to the Exchange Offer, page 101

18.	We note that in subsection (e) of your final bulleted condition in this section that you may determine in your sole judgment whether the effects of the listed events make it impractical or inadvisable to proceed with the exchange offer. Please revise to include an objective standard for the determination of whether this condition has been satisfied.

In response to the Staff’s comment, the prospectus in Amendment No. 1 has been revised on page 108.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 1. Basis of Presentation and Nature of Operations, page F-9

19.

We note that you are an indirect wholly-owned subsidiary of Dominion Resources, Inc. Please confirm that your historical statements of operations reflect all of the expenses that your parent incurred on your behalf. To the extent that any expenses have been allocated to you by your parent, please disclose the allocation method used along with management’s assertion that the method used is reasonable. Since transactions with related parties are by definition not at arms-length, please disclose management’s estimates of what your expenses would have been on a stand-alone basis, or tell us why such disclosure is not practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See Questions 1 and 2 of SAB Topic 1B.

The Company respectfully confirms that its historical statements of operations reflect all expenses that its parent incurred on its behalf. With regard to expenses allocated to the Company by its parent, the Company notes that such expenses are disclosed in Note 20. Related-Party Transactions. Also, in response to the Staff’s Comment, the prospectus in Amendment No. 1 has been revised on page F- 9. (Note 1. Basis of Presentation and Nature of Operations).

With regard to allocation methods used for these expenses, the Company notes that Exhibits 10.3 – 10.6 to the Registration Statement contain services agreements between DRS (Dominion’s services company) and the Company, East Ohio, DTI and Dominion Iroquois, respectively. These services agreements provide details of the various services provided by DRS and the associated costs. Dominion Gas and its affiliates have consistently utilized this approach to allocate charges for general, administrative and corporate expenses. The Company believes that this allocation method is reasonable and it is not practicable to quantify what the expenses would have been if it operated on a stand-alone basis. However, in order to provide investors with a more readily available explanation, additional language has been added to Note 1. Basis of Presentation and Nature of Operations in the prospectus in Amendment No. 1 on page F-9.

Note 8. Investments, page F-27

20.	We note that you account for your 24.72% “general partnership interest” in the Iroquois Gas Transmission System L.P. (“Iroquois”) as an equity method investee. As part of your response, please provide your U.S. GAAP analysis relied upon in arriving at this accounting treatment. Please also tell us what consideration you gave to the guidance in ASC 810-20-25 as part of your evaluation into whether your general partner interest represents control of the limited partnership that should be consolidated within your financial statements. With a view towards transparency, to the extent applicable, please also revise your filing to better explain the basis for the accounting treatment of your general partnership interest in the limited partnership.

The Company respectfully advises the Staff that Iroquois Gas Transmission System L.P. (“Iroquois”) was formed through ten general partners with general partner equity ownership ranging from less than 1% to 29%. Three of the general partners had 1% or less of limited partnership interest. Currently there are five general partners with equity ownership ranging from 4.87% to 44.48%. The Company’s ownership in Iroquois was and remains at 24.72%.

ASC 810-20-25-1 notes, “[i]f a limited partnership has multiple general partners, the determination of which, if any, general partner within the group controls and, therefore, shall consolidate the limited partnership is based on an analysis of the relevant facts and circumstances.” Management decisions under this Partnership Agreement require either a majority or 65% vote depending on the type of business matter. Since management decisions under the Partnership Agreement require either a majority or 65% vote, we do not have control nor are able to block significant decisions of the partnership through our ownership interest.

ASC 810-20-15-3d discusses that the general partner does not apply consolidation accounting “in circumstances in which no single general partner in a group of general partners controls the limited partnership.” After assessing ASC 810-20-25 and ASC-323-30-25, since the Company is not able to control the partnership, but does have the ability to exercise significant influence, the Company’s investment is accounted for as an equity method investment. This is disclosed on page F-14 of Amendment No. 1 in Note 2 of the 2013 Audited Consolidated Financial Statements under the header “Non-Marketable Investments.”

The Company will continue to reassess every reporting period that its general partnership interest does not allow the Company the ability to control Iroquois in compliance with ASC 810-20-25-6.

Outside Back Cover Page

21.	Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please see Item 502(b) of Regulation S-K.

In response to the Staff’s comment, the prospectus in Amendment No. 1 has been revised on the outside back cover page.

Exhibit 5.1

22.	It is unclear why the assumption contained in paragraph (g) on page 3 of the opinion is necessary or appropriate. Please advise or revise to remove such assumption.

In response to the Staff’s comment, Exhibit 5.1 to Amendment No. 1 has been revised to remove such assumption.

Exhibit 99.2 - Letter of Transmittal

23.	Please delete the language in the letter of transmittal requiring the note holder to acknowledge that he/she has “reviewed” the prospectus.

In response to the Staff’s comment, Exhibit 99.2 – Letter of Transmittal has been revised to delete this language.

**************

Dominion Gas hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Dominion Gas from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Dominion Gas may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance in this matter. Please do not hesitate to call me at (804) 819-2000 or Jane Whitt Sellers of McGuireWoods LLP at (804) 775-1054 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Mark O. Webb

Mark O. Webb
Vice President and General Counsel

cc:	Jane Whitt Sellers

McGuireWoods LLP